October 1, 2019

Gaofei Wang
Chief Executive Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

       Re: Weibo Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 29, 2019
           File No. 001-36397

Dear Mr. Wang:

       We have reviewed your September 18, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 4, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects
Results of Operations, page 89

1. We note your response to prior comment 1 where you describe the metrics used to evaluate the key account advertising business. You further state that you will include a discussion of such metrics in future Forms 20-F. Please confirm that you intend to provide quantification of such metrics as well as discuss any trends. In your response, please quantify for us the number of active advertisers, average spending per advertiser, number of new customers acquired and customer retention rate for each period presented. In addition, describe and quantify for us the metrics you use in evaluating your small and medium-sized enterprises advertising business and confirm that you will include
 Gaofei Wang
Weibo Corporation
October 1, 2019
Page 2
         quantification of such metrics in your future Forms 20-F. Refer to
Item 5.A of Form 20-F
         and Part III.B of SEC Release 33-8350.
2. In your response to prior comment 2 you include advertisement production costs in the breakdown of revenue sharing costs. When discussing the reasons for fluctuations in cost of revenues, please separately disclose variances in advertisement production costs, if material, as such costs do not appear to be related to revenue sharing arrangements.
       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney,
Staff Accountant, at (202) 551-3449 if you have any questions.



FirstName LastNameGaofei Wang                                Sincerely,
Comapany NameWeibo Corporation
                                                             Division of
Corporation Finance
October 1, 2019 Page 2                                       Office of
Technology
FirstName LastName